FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:
Section 85(1) of the Securities Act (British Columbia)FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April 2004

	Viceroy Explorations Ltd.
	Suite 520 - 700 West Pender Street
	Vancouver, B.C.
	Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

	Form 20-F: [X]	Form 40-F: [	]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes  [	 ]		No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Viceroy Explorations Ltd.
		/s/ Michele Jones

Date:	May 8, 2004

Name:		Michele Jones
		Title:	Corporate Secretary

 & Section 151 of the Securities Rules

Item 1
	Reporting Issuer

	Viceroy Exploration Ltd.
	520 - 700 West Pender
	Vancouver, BC  V6C 1G8
	(604) 669-4777
	(the "Issuer")

Item 2	Date of Material Change

April 2, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer announced the appointment of Mr. John P. Fairchild,
CA, to the position of Chief Financial Officer. Mr. Fairchild replaces Ms. Susan Neale who resigned as of March 31, 2004.

Mr. Fairchild has over 23 years of experience in the public company natural resource sector, 14 as an audit partner with a major accounting firm ( Coopers & Lybrand, now PricewaterhouseCoopers) and the past 9 years as CFO and Corporate Secretary of a TSX listed company (Jordex Resources Inc., /iTech Capital Corp./Sirit Inc). Mr. Fairchild has been granted 150,000 stock options in the Company pursuant to the Company's Stock Option Plan, at an exercise price of $1.27, subject to all necessary approvals.

Item 5	Full Description of Material Change

	Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act
(British Columbia)

Reliance on Section 75(3) of the Securities Act (Ontario)

	Not applicable.

Item 7	Omitted Information

	Nil.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
			Tel:  (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:
"Michele A. Jones"
Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 2nd day of April, 2004.






TSX Venture Exchange:   VYE
OTC Bulletin Board:   VCRYF
520 - 700 West Pender Street, Vancouver, British Columbia,
Canada, V6C 1G8
Tel  604. 669.4777 / Fax  604. 696.0212
www.viceroyexploration.com



NEWS  RELEASE -  Appointment of new Chief Financial Officer

Vancouver, British Columbia, April 2, 2004  - Viceroy Exploration
Ltd. (the "Company") is pleased to announce the appointment of Mr. John P. Fairchild, CA, to the position of Chief Financial Officer. Mr. Fairchild replaces Ms. Susan Neale who resigned as of March 31, 2004.

Mr. Fairchild has over 23 years of experience in the public company natural resource sector, 14 as an audit partner with a major accounting firm ( Coopers & Lybrand, now PricewaterhouseCoopers) and the past 9 years as CFO and Corporate Secretary of a TSX listed company (Jordex Resources Inc., /iTech Capital Corp./Sirit Inc). Mr. Fairchild has been granted 150,000 stock options in the Company pursuant to the Company's Stock Option Plan, at an exercise price of $1.27, subject to all necessary approvals.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604.669.4777, or email at info@viceroyexploration.com.

For further information contact:
Christine Black, Corporate Communications
Tel:  604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.




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